1875 K Street, N.W. Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

April 23, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,103

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,103 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust (each, a “Fund” and together, the “Funds”):

iShares 10+ Year Credit Bond ETF; and

iShares Core Long-Term U.S. Bond ETF.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it will become effective on June 24, 2014.

For iShares 10+ Year Credit Bond ETF, the Amendment is being filed to reflect the change in underlying index from the BofA Merrill Lynch 10+ Year US Corporate & Yankees Index to the Barclays U.S. Long Credit Index, to reflect corresponding changes to the Fund’s principal investment strategies and to make such other changes as the Trust deems appropriate.

For iShares Core Long-Term U.S. Bond ETF, the Amendment is being filed to reflect the change in underlying index from the Barclays U.S. Long Government/Credit Bond Index to the Barclays U.S. 10+ Year Universal Index, the corresponding change in the Fund’s name to iShares Core Long-Term USD Bond ETF, corresponding changes to the Fund’s investment objective, principal investment strategies and principal risks and to make such other changes as the Trust deems appropriate.

The following information is provided to assist the Staff of the Commission in its review of the Registration Statement.

Investment Objectives and Strategies

(a) iShares 10+ Year Credit Bond ETF

The iShares 10+ Year Credit Bond ETF (the “Fund”) seeks to track the investment results of an index composed of long-term, investment-grade U.S. corporate bonds and U.S. dollar-denominated bonds, including those of non-U.S. corporations and governments, with remaining maturities greater than ten years.

The Fund seeks to track the investment results of the Barclays U.S. Long Credit Index (the “Underlying Index”), which is a broad index designed to measure the performance of long-term, investment-grade U.S. corporate bonds and U.S. dollar denominated bonds, including those of non-U.S. corporations and governments, with remaining maturities greater than ten years. Component securities include publicly-issued debt of U.S. corporations and U.S. dollar-denominated, publicly issued debt of non-U.S. corporations, non-U.S. government debt and supranational debt. The Underlying Index may include large-, mid- or small-capitalization companies, and components primarily include sovereign entities, and financial, industrials and utilities companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(b) iShares Core Long-Term USD Bond ETF

The iShares Core Long-Term USD Bond ETF (the “Fund”) seeks to track the investment results of an index composed of U.S. dollar-denominated bonds that are rated either investment-grade or high-yield with remaining maturities greater than ten years.

The Fund seeks to track the investment results of the Barclays U.S. 10+ Year Universal Index (the “Underlying Index”), which measures the performance of U.S. dollar-denominated taxable bonds that are rated either investment-grade or high yield with remaining maturities greater than ten years. The Underlying Index includes U.S. Treasury bonds, government-related bonds (i.e., U.S. and non-U.S. agencies, sovereign, quasi-sovereign, supranational and local authority debt), investment-grade and high yield U.S. corporate bonds, Eurodollar bonds, bonds registered with the SEC or exempt from registration at the time of issuance, or offered pursuant to Rule 144A with or without registration rights (“Rule 144A Bonds”) and U.S. dollar-denominated emerging market bonds. The Underlying Index is a subset of the Barclays U.S. Universal Index.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.

Michael Gung

Joel Whipple

2